Exhibit (a)(1)(G)

On February 2, 2021, Dorian LPG Ltd. (the “Company”) held an earnings conference call to discuss its financial results for the quarter ended December 31, 2020. Portions of the transcript, excerpted below, relate to the Company’s offer to purchase up to 7,407,407 of its common shares which commenced on February 2, 2021.

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John C. Hadjipateras - Dorian LPG Ltd.

Today, we're happy to announce a $100 million self-tender offer. Having considered various options, our Board decided the tender offer presents a very compelling way to return cash to our shareholders. It accomplishes our main goal of making a meaningful distribution, while at the same time, maximizing financial and option value for all our shareholders. We believe that investors will value the optionality of our approach as those who wish to receive cash and sell as much of their holdings that fits their needs and those who wish to increase their ownership, have that flexibility as well.

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Theodore B. Young - Dorian LPG Ltd.

Turning briefly to the tender. At the tender price of $13.50 per share and based on the 49.9 million shares outstanding -- currently outstanding, we would be repurchasing 7.4 million shares or about 14.8% of the shares currently outstanding. Based on charters booked and our expected expenditures, we currently anticipate that we will generate roughly $50 million to $60 million of free cash flow this quarter, including the cash already generated in January. Thus, even after accounting for the $100 million buyback, we would maintain a cash balance that is consistent with our approach to balance sheet management without any borrowings. In addition, the buyback is accretive to shareholders' equity per share, a key valuation metric for the investment community. Overall, we view this transaction as an efficient and highly accretive way to return capital to our shareholders. Further details on the mechanics and logistics will be available later today via the SEC website.

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Although we currently hold a roughly 70% economic interest in Helios, we do not consolidate its P&L or balance sheet accounts, which has the effect of understating our cash and working capital. Thus, we believe it is use will provide some additional insight in order to give a more complete picture of our financial condition. As of Monday, February 1, the Pool had roughly $45.7 million of cash on hand. We feel that our liquidity and capital structure positions us well for any rate environment, and we believe that this allows our company to make capital allocations, such as the one announced this morning, from a position of strength.

Our Board's decision to begin a $100 million self tender underscores its commitment to shareholder value creation and aggressively returning cash to shareholders when appropriate. Assuming successful completion of this tender offer, we will have repurchased roughly 16.3 million shares, representing over 28% of the shares outstanding following our IPO in 2014.

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Sean Edmund Morgan - Evercore ISI Institutional Equities, Research Division - Analyst

So in light of this large buyback and return of capital to shareholders, I think you still have $50 million reauthorized on the buyback authorization for the rest of the year, at least through the rest of the calendar year. How do you think about how aggressive you'll be in terms of timing of using that? And to what extent is it? Will it be just dependent on the path -- the share price? And sort of how do you think about that reauthorization of the buyback in light of the change in circumstances with this big chunk of cash being used right upfront for this tender offer?

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John C. Hadjipateras - Dorian LPG Ltd.

Thanks for the question, Sean. No, it's there. It will remain as an authorization. And it will be, as before, evaluated on taking all the factors into consideration, the -- including the price, including the success, hopefully, of the tender and the market.

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Omar Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Head of Shipping Research & Analyst

The -- obviously, just wanted to -- clearly, the $100 million self-tender offers clearly the most aggressive shareholder reward program you guys have done since the public. And with the firepower you have, the earnings momentum and clearly, the valuation, it makes a lot of sense. But I wanted to ask with that, how do you feel about reinvesting in the business? Clearly, the market has become -- or at least it appears to be very tight over the past, call it, a year, 2 years of size on the COVID window there that lasted a couple of months.

Do you feel that the market is short on vessels? Clearly, there is some of that. But how do you feel about your positioning? Do you think it makes sense to grow? Or are you more content with returning capital?

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John C. Hadjipateras - Dorian LPG Ltd.

Omar, we're not -- we're not excluding growth, but we are focused first on return. At this stage, the – it’s much more compelling to return money to our shareholders than it is to acquire it.

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Omar Mostafa Nokta - Clarksons Platou Securities, Inc., Research Division - Head of Shipping Research & Analyst

And maybe, John, just one final question, and I've asked this before on calls, and you've been pretty firm with the response, but how do you feel about estimate new buildings today? Are there customers requesting that view?

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John C. Lycouris - Dorian LPG Ltd.

No, we haven't seen that yet. And I do think the new building market is getting to an inflection point, where I think that the prices have been either sliding or steady for a long time. And the next move will be up, but I thought that before. So I don't think there's a rush to do anything, certainly not for us and certainly not for the rest of the market. We can handle -- the fleet can handle the demand that's there. And it's a challenge going forward, for not just our sector, but all sectors to know what kind of fuel mix to put into future when you're designing and building ships for the future.

In our case, in the LPG business, it's a bit easier because the obvious answer would be LPG as a dual fuel. But we do look at it. We continue to look at it, but we're not there yet. We have -- and as I said before, we are prioritizing return to shareholders. At the prices -- at a price of our stock, we continue to think the best way to do it is by what we've done -- we've announced today.